HYDROGEN FUTURE CORPORATION
2525 Robinhood Street, Suite 1100
Houston, TX  77005

February 27, 2015

VIA EMAIL AND EDGAR
Mr. Jeffrey P. Riedler, Assistant Director
Ms. Tara Keating Brooks, Staff Attorney
U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
keatingbrookst@SEC.GOV

Re:	Hydrogen Future Corporation
Preliminary Information Statement on Schedule 14C
Filed February 25, 2015
File No. 000-55153

Dear Messrs. Riedler and Brooks:

This correspondence of Hydrogen Future Corporation, a Nevada corporation (the “Company”) is in reference to the submission of a Preliminary Information Statement with the U.S. Securities and Exchange Commission  (hereafter, the “Commission”) on Schedule 14C (“Information Statement”), filed on February 25, 2015.  We are in receipt of your email to the Company, dated February 26, 2015, and this letter is written in response thereto. We have reproduced your comments below, highlighted in bold, with our responses following immediately thereafter.

General

1.
COMMENT.   Please revise your information statement to discuss any plans, arrangements, understandings or agreements, written or oral, with respect to the issuance of any newly authorized shares of common stock resulting from the amendment of the registrant’s Articles of Incorporation. If there are none, please so state.

RESPONSE:  We have amended our Preliminary 14C to respond to the above comment.

2.	COMMENT. In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities & Exchange Commission
Division of Corporate Finance

February 27, 2015

RESPONSE:  The Company hereby acknowledges that:

(i)	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission any action with respect to the filings; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email.  In the meantime, please feel free to call me at the number above or respond via email or facsimile if you have any further comments or questions.

                                                                Very truly yours,

HYDROGEN FUTURE CORPORATION

/s/ Frank Neukomm
Frank Neukomm
Chief Executive Officer